Exhibit (a)(5)(A)

Investor Contact: David Morimoto SVP & Treasurer (808) 544-3627 david.morimoto@centralpacificbank.com	Media Contact: Wayne Kirihara SVP - Corporate Communications (808) 544-3687 wayne.kirihara@centralpacificbank.com

Central Pacific Financial Corp. Announces Share Repurchase and Commencement of Cash
Tender Offer for up to $125 million of Its Common Stock

HONOLULU, HI, February 21, 2014 — Central Pacific Financial Corp. (NYSE: CPF), parent company of Central Pacific Bank, today announced share repurchase transactions totaling up to $125 million.  The repurchases will be effected by a tender offer for up to $68,800,000 of shares of its common stock (the “Shares”) and separate agreements to repurchase up to $28,100,000 of Shares from each of Carlyle Financial Services Harbor, L.P. (“Carlyle”) and ACMO-CPF, L.L.C. (“Anchorage”), or an aggregate of $56,200,000 of Shares, for the price at which Shares are purchased in the tender offer.

“Deploying our excess capital to repurchase CPF shares is consistent with our long term plan to enhance shareholder value,” said John C. Dean, president and chief executive officer of CPF.  “And, we are pleased to offer our shareholders an efficient way to sell all or some of their shares without the potential disruption in share price from market sales.”

Under the tender offer, which is structured as a modified “Dutch auction” tender offer, the Company is offering to purchase up to $68,800,000 of its Shares, at a price range that is not greater than $21.00 nor less than $18.50 per Share on the terms and subject to the conditions described in its Offer to Purchase dated February 21, 2014. The tender offer will expire at 5:00 P.M., New York City time, on March 21, 2014, unless extended by the company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials.

A modified “Dutch Auction” tender offer allows shareholders to indicate how many shares and at what price(s) they wish to tender their shares within the specified share price range. Based on the number of shares tendered and the prices specified by the tendering shareholders, Central Pacific will determine the lowest per share price within the range that will enable it to purchase $68,800,000 of its Shares or such lower amount equal to the value of the Shares that are properly tendered and not properly withdrawn. If, based on the purchase price determined in the tender offer, more than $68,800,000 million in value of Shares are properly tendered and not properly withdrawn, Central Pacific will purchase all Shares tendered at or below the final purchase price on a pro rata basis as specified in the Offer to Purchase, subject to the “odd lot” and conditional tender offer provisions described in the Offer to Purchase.

The tender offer is subject to a number of terms and conditions, but is not conditioned on receipt of financing.  After the expiration of the tender offer, Shareholders whose shares are purchased in the tender offer will be paid the purchase price in cash, less any applicable withholding taxes and without interest.

In the event the tender offer is not fully subscribed, the aggregate number of Shares to be repurchased from Carlyle and Anchorage under the separate repurchase agreements will be proportionately reduced.  Each of Carlyle and Anchorage may tender shares in the tender offer, although neither has indicated to what extent it intends to do so.

Specific instructions and a complete explanation of the terms and conditions of the tender offer are contained in the Offer to Purchase and related materials mailed to shareholders beginning on February 21, 2014.

Sandler O’Neill & Partners, L.P. will serve as the dealer manager for the tender offer. D.F. King & Co., Inc. will serve as information agent for the tender offer, and Wells Fargo Shareowner Services will serve as the depositary for the tender offer.

None of Central Pacific or any of its board of directors, the dealer manager, information agent or depositary in connection with the proposed tender offer, is making any recommendation to shareholders as to whether to tender or refrain from tendering shares in the proposed tender offer. Shareholders must decide how many shares they will tender, if any.

Shareholders will be able to obtain copies of the Offer to Purchase, related materials filed by the company as part of the statement on Schedule TO and other documents filed with the Securities and Exchange Commission (the “SEC”) through the SEC’s internet address at www.sec.gov without charge when these documents become available. Shareholders and investors may also obtain a copy of these documents, as well as any other documents the company has filed with the SEC, without charge, from the company or at the company’s website: centralpacificbank.com. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call Sandler O’Neill & Partners, L.P. toll-free at (800) 635-6851 or D.F. King & Co., Inc. toll free at (800) 659-6590 (banks and brokers may call collect at (212) 269-5550).

About Central Pacific

Central Pacific Financial Corp. is a Hawaii-based bank holding company with approximately $4.7 billion in assets.  Central Pacific Bank, its primary subsidiary, operates 35 branches and 112 ATMs in the state of Hawaii, as of December 31, 2013.  For additional information, please visit the Company’s website at http://www.centralpacificbank.com.

Tender Offer Statement

This release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company’s common stock. The solicitation and offer to buy the company’s common stock will only be made pursuant to the Offer to Purchase, letter of transmittal and related materials that the company will send to its shareholders. Shareholders should read those materials carefully prior to making any decision with respect to the offer because they will contain important information, including the various terms and conditions of the tender offer. Shareholders will be able to obtain copies of the Offer to Purchase, letter of transmittal and related materials that will be filed by the company with the SEC through the SEC’s internet address at www.sec.gov without charge when these documents become available. Shareholders and investors may also obtain a copy of these documents, as well as any other documents the company has filed with the SEC, without charge, from the company or at the company’s website: www.centralpacific.com or by calling D.F. King & Co., Inc., the information agent for the tender offer, at (800) 659-6590 (Toll Free) or (212) 269-5550 (Collect).

Forward Looking Statements

This news release may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance.  Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements.  All forward-looking statements address matters that involve risks and uncertainties.  Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements.  These risks and uncertainties are detailed in the Company’s reports filed with the SEC and include, but are not limited to, conditions in financial markets and the economy, liquidity and access to capital, investment valuations, interest rate changes, competitive factors, the ability to attract and retain skilled executives and employees, the ability to commence and complete the tender offer, the price at which Shares are purchased in the tender offer and share repurchase, the number of Shares the Company is able to purchase pursuant to the tender offer and share repurchase; and the ability to achieve the benefits contemplated by the tender offer and share repurchase.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in our most recent report on Form 10-K and other documents on file with the SEC.  Any forward-looking statements made in this news release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations.  We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

The contents of any websites referenced in this news release are not incorporated by reference into this news release.